Exhibit A
This exchange offer or business combination referred to herein would be made for the securities of a foreign company. The offer described herein would be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents provided, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Not for Distribution in Colombia
European Commission Approves Merger of Axalto-Gemplus
Amsterdam/Luxembourg, May 19th, 2006 - Axalto Holding N.V. (Euronext: NL0000400653 — AXL) and Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) announce today that the European Commission has cleared the proposed Axalto and Gemplus combination under the EU merger regulation, with specific undertakings. This step constitutes satisfaction of an important condition precedent to the proposed combination of the companies anticipated to occur upon the parties’ satisfying the remaining conditions under their contractual agreements.
Axalto and Gemplus have committed to maintain their current business practices of patent licensing and making available to card competitors the interoperability information for Over The Air (OTA) SIM card administration.
Olivier Piou, Chief Executive Officer of Axalto, comments: “We are extremely pleased to see that the very comprehensive investigation conducted by the European authorities has led the Commission to approve the merger, and to conclude that the Axalto-Gemplus transaction would not harm the competitive environment. We are all really eager to start operating as the new company, Gemalto, as soon as the remaining conditions and practical matters per the contract have been satisfied”.
Alex Mandl, Chief Executive Officer of Gemplus, adds: “The conditions to this clearance are consistent with longstanding industry practices and will benefit the continuing growth of our industry. We look forward to the bright future of Gemalto as a new leader in digital security.”
The shareholders and Boards of Directors of both companies have already approved the transaction. The US antitrust authorities have not raised objections to the transaction.
The European Commission clearance constitutes satisfaction of the final antitrust condition for the contribution of Texas Pacific Group and the Quandt family entities shareholdings in Gemplus to Axalto. As previously announced, this contribution in kind will be followed by a voluntary offer by Axalto to all remaining Gemplus shareholders at the same exchange ratio, subject to regulatory approvals.

Axalto:	Gemplus:

Corporate Media Relations	Senior Vice-President, Corporate Communications
Emmanuelle SABY	Rémi CALVET
M.: +33(0) 6 09 10 76 10	M.: +33(0) 06 22 72 81 58
esaby@axalto.com	remi.calvet@gemplus.com

TBWA \ CORPORATE	Edelman Paris
Emlyn KORENGOLD	Frédéric BOULLARD
T.: +33(0) 1 49 09 66 51	T.: +33(0) 1 56 69 73 95
M.:+33(0) 6 08 21 93 74	frederic.boullard@edelman.com
emlyn.korengold@tbwa-corporate.com

Investor Relations
Stéphane BISSEUIL
T.:+33(0) 1 55 01 50 97
M.:+33(0) 6 86 08 64 13
sbisseuil@axalto.com

Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission by Axalto. To the extent the prospectus/offer to exchange is filed with the Securities and Exchange Commission (“SEC”), security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the Commission’s website at www.sec.gov. Investors and security holders who are US persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330. In France, holders of Gemplus securities are requested, with respect to the offer, to refer, when filed by Axalto, to the prospectus (note d’information) that will be available on the website of the AMF (www.amf-france.org). This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification form the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy any Gemplus ordinary shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States will only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto expects to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws. Unless otherwise determined by Axalto, it is not intended that any offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.